

02006459

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
FEB 28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MAS Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 N. Governor St.
(No. and Street)

Evansville	IN	47711
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Tsai — 812-425-1050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name — *if individual, state last, first, middle name*)

7535 East Hampden Ave., Suite 109	Denver	Colorado	80231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02
SS

OATH OR AFFIRMATION

I, Aaron Tsai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAS Capital Securities, Inc., as of 12/31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public



ANDREA MATHE
Commission # 1304790
Notary Public - California
Los Angeles County
My Comm. Expires May 17,2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
FEB 2 8 2002
365
WASH, D.C.
SECTION
PROCESSING

MAS Capital Securities, Inc.

As of and for the Year Ended
December 31, 2001

MAS Capital Securities, Inc.
Table of Contents



STARK • WINTER • SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Shareholder of
MAS Capital Securities, Inc.

We have audited the accompanying balance sheet of MAS Capital Securities, Inc. as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAS Capital Securities, Inc. as of December 31, 2001, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co., LLP

Stark Winter Schenkein & Co., LLP
Denver, Colorado
February 8, 2002

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants* • *Financial Consultants*

7535 EAST HAMPDEN AVENUE • SUITE 109 • DENVER, COLORADO 80231
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM

MAS Capital Securities, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$	45,543
Deposit		15,000
Receivables from employees		10,500
	$	71,043

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
Preferred stock, 20,000,000 undesignated shares authorized		-
Common stock, $.001 par value, 80,000,000 shares authorized, 10,000,000 shares issued and outstanding		10,000
Additional paid-in capital		79,090
Accumulated (deficit)		(18,047)
		71,043
	$	71,043

The accompanying notes are an integral part of these financial statements

MAS Capital Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2001

	2001
REVENUES	
Dividend Income	$ 87
Total revenue	87
EXPENSES	
Occupancy expenses	1,740
General and administrative	16,304
Total expenses	18,044
NET (LOSS)	$ (17,957)

The accompanying notes are an integral part of these financial statements

MAS Capital Securities, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2001

	Common Stock		Paid in	Accumulated	
	Shares	Amount	Capital	(Deficit)	Total
Balance December 31, 2000	$ -	$ -	$ 90	$ (90)	$ -
Issuance of common shares for cash	10,000,000	10,000	79,000	-	89,000
Net (loss) for the year	-	-	-	(17,957)	(17,957)
Balance December 31, 2001	10,000,000	$ 10,000	$ 79,090	$ (18,047)	$ 71,043

The accompanying notes are an integral part of these financial statements

MAS Capital Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2001

		2001
OPERATING ACTIVITIES		
Net (loss)	$	(17,957)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		-
Changes in:		
Deposit		(15,000)
Accounts receivable - employees		(10,500)
Net cash (used in) operating activities		(43,457)
INVESTING ACTIVITIES		
Net cash provided by investing activities		-
FINANCING ACTIVITIES		
Issuance of common shares for cash		89,000
Net cash provided by financing activities		89,000
Net increase in cash		45,543
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	45,543
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements

Note 1 – Summary of significant accounting policies

Organization

MAS Capital Securities, Inc. was incorporated as MAS Trade.net, Inc. on September 27, 1999 in the State of Indiana. On October 29, 2001 the Company changed its name to MAS Capital Securities, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company, which is based in Los Angeles, California, is wholly owned by MAS Capital Securities Holdings, Inc., which is wholly owned by MAS Capital, Inc.

The Company's primary source of revenue will be derived from providing brokerage services to its customers. The Company currently has no significant revenue generating activities.

The Company is considered an introducing broker whereby customer orders are accepted but are cleared through a clearing organization, which is unaffiliated with the Company. The agreement with the clearing organization is described in Note 2.

Revenue recognition

Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis.

Investment banking revenues include gains, losses, and fees, net of out of pocket expenses, arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date and sales concessions on the settlement date. Nonrefundable retainers for advisory services are recorded upon receipt.

Income taxes

The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments cash and accounts receivable. Fair values were assumed to approximate carrying values for these instruments because they are short term in nature and their carrying amounts approximate fair values.

New accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, *Business Combinations*, and SFAS 142, *Goodwill and Intangible Assets*. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for the year beginning January 1, 2002; however certain provisions of that Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS 142. The Company does not believe the adoption of these standards will have a material impact on the Company's financial statements.

In July 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15,

2002. The Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

Note 2 – Clearing agreement

The Company has an agreement with SAL Financial Services, Inc. (SAL) under which SAL clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to SAL, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts. The SAL agreement expires during August 2003.

The Company receives commission and fee income from SAL based on the number and size of transactions. The Company pays all costs associated with transactions executed through SAL plus a "per transaction" fee based on the amount of business transacted during the month.

The agreement requires, and the Company maintains, a minimum cash deposit with SAL of $15,000.

The Company currently intends to transact all of its brokerage business through SAL. Should SAL not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on SAL's ability to continue to perform under the agreement as well as the creditworthiness of SAL. It is the Company's policy to review, as necessary, the credit standing and financial viability of SAL.

Note 3 – Income taxes

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company currently has net operating loss carryforwards aggregating approximately $18,000, which expires through 2021. The deferred tax asset related to this carryforward has been fully reserved.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes because of the operating loss carryforward.

Note 4 – Capital requirements

The Company is subject to the SEC uniform net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $60,242, which was $55,242 in excess of its required net capital of $5,000.

MAS Capital Securities, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2001

Stockholder's equity per Statement of Financial Condition	$ 71,043
Other deductions	(10,801)
Aggregate indebtedness - items included in financial statements	-
Basic net capital requirement ($5,000 minimum)	5,000
Net capital	$ 60,242
Ratio aggregate indebtedness to net capital	-
Excess net capital	$ 55,242
Net capital as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2001	$ 60,242

To the Shareholder of
MAS Capital Securities, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of MAS Capital Securities, Inc. (the Company) for the years ended December 31, 2001 and 2000, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-a(5)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Winter Schenkein & Co., LLP

Stark Winter Schenkein & Co., LLP
Denver, Colorado
February 8, 2002